HEMOSENSE, INC.

651 RIVER OAKS PARKWAY

SAN JOSE, CA 95134

June 20, 2005

Via EDGAR Transmission and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Fax: (202) 772-9218

Attention: Mary Beth Breslin

Re:	HemoSense, Inc. (File No. 333-123705)

Acceleration Request

Dear Ms. Breslin:

On behalf of HemoSense, Inc. (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective on June 22, 2005 at 4:30 p.m. E.D.T. or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes David J. Saul or Stacie S. Jeong of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, to make such request on our behalf.

Please direct any questions regarding this filing to David J. Saul at (650) 320-4872.

Sincerely,

/s/ James D. Merselis
James D. Merselis
President and Chief Executive Officer

cc:	David J. Saul

David W. Pollak

LAZARD CAPITAL MARKETS LLC

30 ROCKEFELLER PLAZA

NEW YORK, NEW YORK 10020

June 20, 2005

Via EDGAR Transmission and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Attention: Mary Beth Breslin

Re:	HemoSense, Inc.

Registration Statement on Form S-1 (No. 333-123705)

Dear Ms. Breslin:

The undersigned, as managing underwriter for the public offering of the common stock of HemoSense, Inc., a Delaware corporation (the “Company”), hereby joins in the Company’s request that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated so that said Registration Statement will become effective at 4:30 p.m., Washington, D.C. time, on June 22, 2005, or as soon thereafter as possible.

The number of preliminary prospectuses dated May 31, 2005 which have been distributed is as follows:

To Whom Delivered	No. of Copies
Underwriters	2,000
Individuals	700
Others	450

Total	3,150

Very truly yours,

LAZARD CAPITAL MARKETS LLC

By:	/s/ David G. McMillan, Jr.
Name:	David G. McMillan, Jr.
Title:	Managing Director of Capital Markets, Head of Debt & Equity